UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2017

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: March 10, 2017	By:	/s/Bo Yung Chen
	Name:	Bo Yung Chen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2017/03/01: Chunghwa Telecom won the bid for "2017 rental project of Taoyuan City Tianluo Network of Monitoring System from private operator"
99.02	Announcement on 2017/03/01: Change of acting spokesperson
99.03	Announcement on 2017/03/01: New appointment of acting spokesperson
99.04	Announcement on 2017/03/07:The Board resolves the distribution of cash dividend
99.05	Announcement on 2017/03/07: Board of directors resolves to convene the Company's annual general meeting on June 23, 2017
99.06	Announcement on 2017/03/07: The Board approved the appointment of senior management
99.07	Announcement on 2017/03/07: New set-up and appointment of Senior Executive Vice President for investment
99.08	Announcement on 2017/03/07: New appointment of Senior Executive Vice President (business)
99.09	Announcement on 2017/03/09: Chunghwa Telecom to participate in 20th Annual Asian Investment Conference held by Credit Suisse
99.10	Announcement on 2017/03/10 : Chunghwa Telecom announces its operating results for February 2017
99.11	Announcement on 2017/03/10: February 2017 sales